EXCEED COMPANY LTD.
2011 FIRST QUARTER FINANCIAL RESULTS
Revenue up 31.9% year-over-year to RMB751.4 million, exceeding guidance
Net profit up 43.0% year-over-year to RMB110.9 million

Fujian, China, May 16, 2011 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, today released its unaudited financial results for the first quarter ended March 31, 2011.

Financial Highlights – First quarter ended March 31, 2011 (1)

•	Revenue was RMB751.4 million (US$114.7 million), representing a 31.9% year-over-year increase.

•	Gross profit was RMB232.6 million (US$35.5 million), representing a 29.4% year-over-year increase. Gross margin decreased to 31.0% from 31.6% for the same period in the fiscal year 2011.

•	Operating profit was RMB128.3 million (US$19.6 million), representing a 42.5% year-over-year increase.

•	Net profit was RMB110.9 million (US$16.9 million), representing a 43.0% year-over-year increase.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “In the first quarter of 2011, we successfully executed our strategy to build Xidelong’s brand recognition and deepen our market penetration in China. Our distribution network expansion plan remains focused on China’s third-tier cities and in selected second-tier cities; consumers’ purchasing power in these regions is growing and because our innovative and stylish products demonstrate good value for money, they have proven to be appealing to consumers in these cities. Our target customers have responded positively as we broaden the variety of footwear, apparel and accessory products that we offer. We have stepped up our investments in R&D to develop functional and fashionable new products and we will continue to dedicate resources to product development and manufacturing in order to regularly launch new products and expand our existing product lines.

We remain focused on the long-term development and growth of Exceed, and we will maintain a level of cash balance that would enable us to have adequate coverage as we protect our market share in an increasingly competitive market. We are finalizing a new operational plan to address the impact of recent labor shortages and consolidation among outsourced manufacturers. As part of our plan, we are considering the acceleration of new factory construction and factory acquisitions, as well as the creation of a new network of regional sales and logistic centers. We are also investing to improve our employees’ working conditions and living conditions so that we can retain our gifted employee base. Finally, as we endeavor to grow our top and bottom lines, we will make investments in production efficiency to enhance and integrate our supply chain.”

(1) The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the rate of USD1.00 = RMB6.5483, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on March 31, 2011. The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2011.

First Quarter 2011 Financial Results

Revenue breakdown

	Three months		Three months
	ended		ended		2011 Q1
	March 31,		March 31,		vs.
	2011	% of	2010	% of	2010 Q1
	RMB'000	revenue	RMB'000	revenue	growth %

Footwear	276,500	36.8%	281,143	49.3%	-1.7%
Apparel	464,665	61.8%	284,119	49.9%	63.5%
Accessories	10,248	1.4%	4,555	0.8%	125.0%

Total	751,413	100%	569,817	100%	31.9%

Revenue. Revenue increased by 31.9%, from RMB569.8 million for the first quarter ended March 31, 2010 to RMB751.4 million (US$114.7 million) for the first quarter ended March 31, 2011. The increase in revenue was primarily driven by the continued success of our advertising and promotional campaign, as well as the successful launch of new series of apparel and footwear products. Beginning in 2010, we have used the phrase “happy lifestyle” as the main theme in our Xidelong brand promotional activities and product offerings. In early 2011, we were named to the 2010 list of the “Top Ten Sport-footwear Enterprises” in China and were selected as one of the “100 Most Valuable Brands of 2010 in the Footwear Industry” by the National Productivity Center of the Leather and Footwear Industry. Furthermore, we received the Outstanding Contribution Award from the General Administration of Sport of China for our sponsorship of the “Fitness for All Campaign – Walking to 100 Universities” program; these marketing initiatives have enhanced our brand significantly. Meanwhile, strong demand from consumers motivated the expansion of the Xidelong retail network by our distributors. The number of the Xidelong retail stores increased by 670, from 3,788 as of March 31, 2010 to 4,458 as of March 31, 2011.

•
Footwear. Footwear accounted for 36.8% of revenue for the first quarter ended March 31, 2011, and principally includes seven categories of footwear: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear and outdoor footwear. A portion of our footwear production is outsourced.

Revenue from footwear decreased by 1.7%, from RMB281.1 million for the first quarter ended March 31, 2010 to RMB276.5 million (US$42.2 million) for the first quarter ended March 31, 2011, primarily due to a decrease in sales volume. The sales volume in the first quarter decreased by 7.2% compared with the same period in 2010, mainly because a labor shortage distorted our in-house footwear production schedule, limiting the amount of products that were delivered in the first quarter of 2011. This factor was generally faced by each of the players in the sportswear industry and we are finalizing a new operational plan in order to solve the problem permanently. However, the footwear Average Selling Price (“ASP”) continued to increase, as a result of our continuous marketing and brand promotion efforts. The footwear ASP was increased by 6.0% year-over-year for the first quarter ended March 31, 2011.

•
Apparel. Sports apparel accounted for 61.8% of revenue for the first quarter ended March 31, 2011, and principally includes sports tops, sports pants, jackets and track suits. Our apparel production is entirely outsourced.

Revenue from apparel increased by 63.5%, from RMB284.1 million for the first quarter ended March 31, 2010 to RMB464.7 million (US$71.0 million) for the first quarter ended March 31, 2011. This increase was primarily due to a 26.9% increase in sales volume and a 28.9% increase in ASP. ASP of apparel increased significantly as more expensive winter/spring apparel products were sold during the first quarter of 2011 compared to the same period in 2010. The sales volume of apparel grew because of the expansion of product varieties, particularly the new lifestyle apparel, which has created strong demand from consumers. In addition, the increase in the average size of the Xidelong retail stores, which typically now have larger display areas for apparel, has attracted more customer traffic. The increased consumer recognition of our Xidelong brand as a result of our continuous marketing and brand promotion efforts also contributed to the increase in ASP of our apparel products.

•
Revenue from accessories increased by 125.0%, from RMB4.6 million for the first quarter ended March 31, 2010 to RMB10.2 million (US$1.6 million) for the first quarter ended March 31, 2011. This increase was primarily driven by an expansion of product varieties.

Gross profit and Gross profit margin. Gross profit increased by 29.4%, from RMB179.8 million for the first quarter ended March 31, 2010 to RMB232.6 million (US$35.5 million) for the first quarter ended March 31, 2011. Gross margin decreased from 31.6% for the first quarter ended March 31, 2010 to 31.0% for the first quarter ended March 31, 2011. This was primarily due to the decrease in in-house production of footwear resulting from the shortage of labor, a circumstance which was generally faced by all of the players in the sportswear industry. We have formulated a new operational plan in response to the labor shortage. Please refer to the “Business Highlights and Outlook” section of this release. On the other hand, the gross profit margin of footwear from outsourced manufacturers increased by 4.0 percentage points for the same period in the fiscal year 2011, reflecting our ability to maintain adequate control over our outsourced manufacturers’ production costs. We will continue our efforts to balance the mix between in-house production and outsourced manufacturing.

Other income and gains. Other income and gains represented bank interest income. The increase from RMB0.5 million for the first quarter ended March 31, 2010 to RMB1.4 million (US$217,000) for the first quarter ended March 31, 2011 was mainly due to an increase in interest income, reflecting the higher average bank balance from our strong revenue growth.

Operating expenses. Total operating expenses for the first quarter ended March 31, 2011 were RMB105.8 million (US$16.1 million), an increase of approximately 17.2% from RMB90.3 million for the same period in 2010.

•
Selling and distribution costs. Selling and distribution costs increased by 8.1%, from RMB68.4 million for the first quarter ended March 31, 2010 to RMB73.9 million (US$11.3 million) for the first quarter ended March 31, 2011. The increase was mainly due to growth in advertising and promotional expenses, which increased from RMB62.1 million for the first quarter ended March 31, 2010 to RMB67.4 million (US$10.3 million) for the first quarter ended March 31, 2011, primarily because we invested more resources in marketing, advertising and store image activities to build our brand recognition and market penetration. In 2011, our advertising and promotional activities will continue to focus on the events relating to the Nationwide “Fitness for All” Sports Campaign and the continued engagement of By2 as our official product series spokesperson.

•
Administrative expenses. Administrative expenses increased by 85.3%, from RMB10.3 million for the first quarter ended March 31, 2010 to RMB19.1 million (US$2.9 million) for the first quarter ended March 31, 2011, primarily due to the increased legal and consulting fees and other professional fees after the NASDAQ listing. Share-based compensation was RMB3.0 million (US$458,000) in the first quarter ended March 31, 2011. No such expense was incurred in first quarter ended March 31, 2010 as our equity incentive plan became effective on June 30, 2010.

•
Research and development expenses. Research and development expenses increased by 10.2%, from RMB11.6 million for the first quarter ended March 31, 2010 to RMB12.8 million (US$1.9 million) for the first quarter ended March 31, 2011, primarily due to our continued investments in new product and new product part design intended to improve our product offering, as well as our research and development efforts with the China Institute of Sport Science.

Finance costs. Finance costs decreased by 59.8%, from RMB0.6 million for the first quarter ended March 31, 2010 to RMB0.3 million (US$38,000) for the first quarter ended March 31, 2011, primarily due to a decrease in the average balance of our short-term bank borrowings.

Profit before tax. As a result of the foregoing, profit before tax increased by 43.3%, from RMB89.4 million for the first quarter ended March 31, 2010 to RMB128.0 million (US$19.5 million) for the first quarter ended March 31, 2011.

Tax. Tax expenses increased from RMB11.8 million for the first quarter ended March 31, 2010 to RMB17.1 million (US$2.6 million) for the first quarter ended March 31, 2011, primarily because of the increase in operating profit. The full exemption period of Xidelong (China) Co. Ltd., our principal PRC subsidiary, from PRC corporate income tax expired on December 31, 2009. Xidelong (China) Co. Ltd. was fully exempt from PRC corporate income tax before December 31, 2009 and is entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rate for 2010 and 2011 were 13.2 % and 13.3%, respectively.

Profit. As a result of the above factors, profit for the first quarter ended March 31, 2011 was RMB110.9 million (US$16.9 million), an increase of 43.0% from RMB77.6 million for the first quarter ended March 31, 2010.

Balance Sheet

Inventory. The average inventory turnover days for the first quarter ended March 31, 2011 and 2010 were 9 days and 12 days, respectively. Inventory turnover days decreased mainly due to better production planning, procurement control and logistics management.

Trade receivables. The average trade receivables turnover days for the first quarter ended March 31, 2011 and 2010 were 78 days and 114 days, respectively. We reviewed and tightened our credit control policy in 2010 and we will continue our efforts to maintain tight control on trade receivables balance.

Trade payables. The average trade payables turnover days for the first quarter ended March 31, 2011 and 2010 were 30 days and 49 days, respectively. Average trade payables turnover days decreased as a result of our decision to opt for the bulk purchase discounts offered by our suppliers in exchange for quicker payment for raw materials and finished products.

Cash and bank balances and pledged time deposits. Cash and bank balances and pledged time deposits increased to RMB930.7 million (US$142.1 million) as of March 31, 2011 from RMB762.8 million as of December 31, 2010, primarily as a result of the increase in sales and the shorter payment periods for our distributors.

Cash Flow
Cash inflow from operating activities was RMB182.0 million (US$27.8 million) for the first quarter ended March 31, 2011, compared to RMB298.6 million for the same period in 2010, a decrease that was primarily due to the growth in trade receivables related to the increase in sales. The effect was partially offset by the increase in trade payables for our improved cash management.

Business Highlights and Outlook

•	2011 Winter collection sales fair
■
The 2011 Winter collection sales fair was held at the Company's headquarters in Jinjiang in mid-April 2011. The total value of the wholesale orders placed at the sales fair grew by approximately 20% over the same sales fair last year.

•	Expansion of sales and distribution network
■	There were 4,458 Xidelong retail stores as of March 31, 2011, an increase of 670 compared with March 31, 2010. During the first quarter of 2011, 125 retail stores were added.
■
The Company continued to deepen penetration into new cities, with a focus on third-tier cities in affluent provinces such as Guangdong, Jiangsu and Zhejiang provinces and selective expansion into second-tier cities. From March 31, 2010 to March 31, 2011, 148 new stores were opened in these provinces.

•	Marketing initiatives and brand recognition
■
The Company uses the “happy lifestyle” theme in promotional activities and product offerings and continues to engage By2, a popular Taiwan-based musical group, as a product spokesperson. The Company will maintain these promotional initiatives as they have been effective in enhancing the "Xidelong" brand image and have helped to support our strong results.

■	The Company will continue to sponsor the “Fitness for All” program in 2011.

•	New operational plan
■
The sportswear industry is facing new challenges related to the consolidation of outsourced manufacturers and a shortage of labor. Due to the highly competitive environment, we have noticed a decrease in the number of small outsourced manufacturers and the formation of large outsourced manufacturers. This trend is weakening the bargaining power of brand owners like us and has impacted the stability of our long term product supply and gross profit margin. We are exploring solutions, including constructing of new production facilities at a faster pace and acquisition of other production facilities. To facilitate the operation of a new production network, we are considering building new regional sales and logistic centers. The shortage of labor is a general problem faced by all of the players in the sportswear industry in China. As a short-term solution, we will build new staff quarters for our workers in order to create a more attractive working and living environment and support staff retention. As a long-term solution, we will capitalize on the abundant labor supply in the inner and western parts of China through the construction of new production facilities and the acquisition of other production facilities.

Second Quarter 2011 Guidance

Exceed expects to generate net revenues in the range of RMB717.6 million to RMB730.4 million in the second quarter of 2011, representing an approximate year-over-year increase of 12% to 14%, as compared with RMB640.7 million in the same period of 2010. The Company has recorded an order book growth of 25% for the 2011 Spring/Summer collection sales fair over the same sales fair last year. Since we delivered our summer products much earlier than last year in the first quarter of 2011, we achieved a higher revenue growth of 31.9% in the first quarter of 2011 against the same period of last year.  The revenue growth in the second quarter of 2011 will therefore be comparatively lower. This represents the Company’s preliminary estimates, and is subject to change.

Investor Conference Call / Webcast Details

The Company’s senior management will host a conference call on Tuesday, May 17, 2011 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 8:00 pm (Beijing) to discuss the Company’s 2011 first quarter financial results and recent business activity. The conference call may be accessed by dialing:

	Toll Free	Toll
► United States	1 866 519 4004
► China	800 819 0121
► China (Mobile)	400 620 8038
► Hong Kong	800 930 346	852 2475 0994
► United Kingdom	0808 234 6646
► International		1 718 354 1231
Participant Passcode	“EDS”

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Monday, May 23, 2011:

	Toll Free	Toll
► United States/International	1 866 214 5335	1 718 354 1232
► China	10800 714 0386/ 10800 140 0386
► Hong Kong	800 901 596
► United Kingdom	0800 731 7846
Participant Passcode	60546820

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of Exceed's website at http://www.ir.xdlong.cn.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

Contacts:
Taylor Rafferty (HK): Mahmoud Siddig +852 3196 3712 Exceed@Taylor-Rafferty.com	Taylor Rafferty (US): Delia Cannan +1 (212) 889-4350 Exceed@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31
	2011	2011	2010
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	114,749	751,413	569,817

Cost of sales	(79,229)	(518,817)	(390,024)

Gross profit	35,520	232,596	179,793

Other income and gains	217	1,418	453
Selling and distribution costs	(11,288)	(73,915)	(68,388)
Administrative expenses	(2,914)	(19,082)	(10,299)
Research and development expenses	(1,948)	(12,755)	(11,575)

OPEARTING PROFIT	19,587	128,262	89,984

Finance costs	(38)	(250)	(622)

PROFIT BEFORE TAX	19,549	128,012	89,362

Tax	(2,607)	(17,074)	(11,774)

PROFIT FOR THE PERIOD	16,942	110,938	77,588

EARNING PER SHARE
Net profit per share
Basic	US$0.57	RMB3.74	RMB3.10
Diluted	US$0.51	RMB3.37	RMB2.64

Weighted average number of shares outstanding
Basic	29,678,487	29,678,487	25,015,165
Diluted	32,964,630	32,964,630	29,334,157

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF FINANCIAL POSITION

	As of three months ended March 31		As of year ended December 31
	2011	2011	2010
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)

NON-CURRENT ASSETS
Property, plant and equipment	39,849	260,944	263,958
Prepaid land lease payments	4,339	28,412	28,599
Deposit paid for acquisition of land use rights	4,006	26,230	12,600
Total non-current assets	48,194	315,586	305,157

CURRENT ASSETS
Inventories	8,322	54,492	44,747
Trade receivables	104,407	683,686	611,660
Prepayments, deposits and other receivables	795	5,207	19,788
Cash and bank balances	142,129	930,700	762,798
Total current assets	255,653	1,674,085	1,438,993

CURRENT LIABILITIES
Trade and bills payables	35,498	232,455	111,001
Deposits received, other payables and accruals	10,988	71,948	65,585
Interest-bearing bank borrowings	2,749	18,000	18,000
Tax payable	2,605	17,060	12,858
Total current liabilities	51,840	339,463	207,444

NET CURRENT ASSETS	203,813	1,334,622	1,231,549

Net assets	252,007	1,650,208	1,536,706

STOCKHOLDERS EQUITY
Issued share capital	3	17	17
Retained profits	153,358	1,004,234	904,761
Reserves	98,646	645,957	631,928

Total equity	252,007	1,650,208	1,536,706

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

	Three months ended March 31
	2011	2011	2010
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)

Net cash inflow from operating activities	27,800	182,045	298,593
Net cash outflow from investing activities	(2,082)	(13,637)	(3,300)
Net cash inflow from financing activities	-	-	26,645
Effect of exchange rate changes	(77)	(506)	(128)
Net increase in cash and cash equivalents	25,641	167,902	321,810
Cash at beginning of the period	116,488	762,798	262,204
Cash at end of the period	142,129	930,700	584,014